SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 14, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 14, 2007

TAM receives 33rd aircraft this year

Newly Configured Airbus A330 is added today to company fleet; will be used for Madrid flight starting December 21

São Paulo, December 14, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) received its second Airbus A330-200 today directly from the Toulouse factory. The company received the first at the beginning of this month. One of these new aircraft will be used starting December 21 for the daily flight to Madrid, Spain, the fifth European destination served by TAM. TAM has now added a record 33 aircraft to its fleet in 2007.

The two new Airbus A330 are configured according to a new concept created by TAM for aircraft making long international flights, and will have four exclusive seats in First Class, 36 in Executive and 183 in Economy. Taking into account these two new planes and the 13 units (F-100 and Airbus) returned to lessors during the year, TAM will have an operating fleet of 110 aircraft, 101 of them Airbuses.

TAM received the largest number of new aircraft of all airlines from Airbus factories in 2007, according to the French manufacturer, even exceeding Chinese and Indian competitors. TAM's current fleet plan foresees the company closing out next year with 123 planes in operation.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 49.9% domestic market share and 73.2% international market share at the end of November 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.